

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 24, 2009

Mr. John R. Van Kirk
Chief Financial Officer
North European Oil Royalty Trust
Suite 19A, 43 West Front Street
Red Bank, NJ 07701

> **Re:** **North European Oil Royalty Trust**
> **Schedule 14A**
> **Filed January 6, 2009**
> **Response Letter Dated March 11, 2009**
> **File No. 1-08245**

Dear Mr. Van Kirk:

We have reviewed your response letter and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Schedule 14A filed January 6, 2009</u>

<u>General</u>

1. We note your response to comment 3 and reissue the comment in part. Please confirm that none of your directors are directors of other companies with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940. We note, in particular, the biographical sketch of Mr. Adelman. See Item 401(e)(2) of Regulation S-K.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact Douglas Brown at (202) 551-3265 or John Madison at (202) 551-3296, or me at (202) 551-3745 with any questions.

                Sincerely,

                H. Roger Schwall
                Assistant Director